United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release Vale informs decrease of relevant shareholding ownership Rio de Janeiro, August 26th, 2019 – Vale S.A (“Vale”) hereby informs that it was made aware on this date, pursuant to Article 12, caput, of Rulling 358 of 01/03/2002, issued by the Brazilian Securities Commission (“CVM”), as subsequently amended, that Litel Participações S.A. (“Litel”), publicly-held corporation, headquartered at Rua da Assembleia, no 10, 37 floor - 3701 – Centro, Rio de Janeiro, RJ, registered with the CNPJ/MF under no 00.743.065/0001-27, decreased the number of common shares issued by Vale by 95,167,645 common shares and now manages a total of 883,579,219, representing 17.23% of this class of share. Litel also stated that: (i) the referred shares are not binded to Vale’s Shareholders’ Agreement and were transferred to Litel’s shareholders as payment of interest on equity and dividends; and (ii) clarifies that it has no interest in changing the shareholder control composition or the administrative structure of Vale. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cycl ical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those f orecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed unde r “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 26, 2019		Director of Investor Relations